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SECU 14040733 SSION

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ANN AL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 06 2014
Washington DC
403

SEC FILE NUMBER
8- 33443

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2013 (MM/DD/YY) AND ENDING 3/31/2014 (MM/DD/YY) A

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnes Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8889 Pelican bay Blvd., Suite 500
(No. and Street)

Naples (City) FL (State) 34108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John F. Cheever (239)254-2520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

2301 Village Drive (Address) St. Joseph (City) MO (State) 64506 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, John F. Cheever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnes Capital Corporation, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY I DILLARD
MY COMMISSION #FF094523
EXPIRES August 18, 2015
(407) 398-0153 FloridaNotaryService.com

Signature

Director of Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carnes Capital Corporation

Statement of Financial Condition

March 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Page(s)

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder of
Carnes Capital Corporation
Naples, Florida

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Carnes Capital Corporation as of March 31, 2014 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carnes Capital Corporation as of March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
April 28, 2014

Carnes Capital Corporation
Statement of Financial Condition
March 31, 2014

Assets		
Cash and cash equivalents	$	1,653,111
Receivable from clearing broker		73,675
Property and equipment at cost, less accumulated depreciation and amortization of $2,633,404		410,714
Deferred income taxes, net		371,367
Receivable from parent		58,576
Other assets		134,633
Total assets	$	2,702,076
Liabilities and Stockholder's Equity		
Liabilities		
Income taxes payable	$	288,439
Accrued expenses		106,990
Total liabilities		395,429
Commitments and contingencies (Note 6)		
Stockholder's Equity		
Common stock, $1 par value; 200,000 shares authorized; 105,600 shares issued and outstanding		105,600
Additional paid-in capital		4,282,726
Accumulated deficit		(2,081,679)
Total stockholder's equity		2,306,647
Total liabilities and stockholder's equity	$	2,702,076

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Organization
Carnes Capital Corporation (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was a wholly owned subsidiary of PCM Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"). On August 30, 2013 Pelican Bay Holdings, LLC ("PBH") acquired 100% of the issued and outstanding common shares of the Company from Legg Mason. The transaction was conducted pursuant to an asset and stock purchase agreement involving the sale of both the Company and its affiliated investment advisor to PBH. As a result of the transaction, the Company incurred restructuring expenses totaling $406,030 resulting from an income tax receivable associated with the Legg Mason, Inc. consolidated tax return. The Company provides securities trading and brokerage services to clients of an affiliated entity.

Cash and Cash Equivalents
The Company considers money market instruments with original maturities of 90 days or less to be cash equivalents. Cash equivalents at March 31, 2014 represent money market accounts at an unaffiliated bank and an unaffiliated broker-dealer. At times these balances may be in excess of allowable federally insured limits.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions and interest receivable from the Company's clearing broker. Such amounts are not collateralized and are expected to be fully collectible.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of five to seven years for equipment and seven years for furniture and fixtures. Software is amortized on a straight-line basis using an estimated useful life of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

Fair Value of Financial Instruments
Accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Other than cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

1. Summary of Significant Accounting Policies (Continued)

Clearing Arrangements
Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are cleared on a fully disclosed basis through the correspondent clearing broker.

Commissions
Securities transaction revenue and related expenses are recorded on a trade date basis.

Use of Estimates
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

Income Taxes
Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income taxes.

Under accounting principles generally accepted in the United States of America, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred income tax asset will not be realized. The determination of the realizability of the deferred income tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of the current and future economic and business conditions.

The Company follows the provisions of Accounting for Uncertainty in Income Taxes. These rules establish a higher standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. See Note 4 – Income Taxes for additional disclosures. The Company recognizes both interest and penalties as a component of other operating expenses, if applicable.

2. Property and Equipment

The balances of property and equipment at March 31, 2014 are:

Leasehold improvements	$ 1,558,964
Office equipment	711,928
Office furniture	179,118
Software	594,108
	3,044,118
Less: Accumulated depreciation and amortization	(2,633,404)
	$ 410,714

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2014, the Company had net capital of $1,284,431, which was $1,184,431 in excess of required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 31%, which does not exceed the maximum allowable percentage of 1,500%.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to section (k)(2)(ii) of Rule 15c3-3 since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

4. Income Taxes

The Company had elected to be included in the consolidated federal combined income tax return with Legg Mason, Inc. for the period April 1, 2013 through August 30, 2013. The Company's federal and state income taxes are recorded as an expense for income taxes and income taxes payable.

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

Deferred income tax assets	
Accrued expenses	$ 19,338
Depreciation	352,029
State net operating loss carryforward [1]	111,463
	482,830
Less: valuation allowance	(111,463)
Net deferred income tax asset	$ 371,367

[1] The state net operating loss carryforward related to the Company's allocated portion of state net operating losses due to combined filings with Legg Mason and separate company filing with the State of Florida.

The Company has analyzed its tax positions taken on federal and state income tax returns for all open tax years and has concluded that there are no material uncertain tax positions that would require disclosure in the Company's financial statements. U.S. federal and the State of Florida are the Company's principle taxing jurisdictions and fiscal years after 2010 are open with each of these authorities.

5. Employee Benefits

The Company's employees participate in a 401(k) salary deferral plan primarily sponsored by Private Capital Management, LLC. Employees may elect pre-tax contributions up to $17,500 (adjusted annually in accordance with regulations) to the 401(k) plan pursuant to salary reduction agreements. In 2013 the Company matched $1.00 for every dollar contributed up to the first 3% of eligible compensation and then $0.50 for every dollar contributed up to the next 3%. The maximum match contribution cap for 2013 was the lesser of 4.5% of employee compensation or $10,000. Beginning September 2013, the employer 401(k) match was changed to $1.00 for every dollar contributed up to the first 4% of eligible compensation. The maximum match contribution cap for 2014 was increased to the lesser of 4.0% of employee compensation or $10,200.

6. Commitments and Contingencies

Under operating leases, with remaining non-cancelable terms in excess of one year as of March 31, 2014, minimum aggregate annual rentals for office space and equipment are as follows:

Year Ending	
2015	$ 392,113
2016	307,517
2017	316,772
2018	326,249
2019	336,061
Thereafter	346,208
	$ 2,024,920

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2014, the Company has recorded no liabilities, and during the year then ended incurred no costs, with regard to this right.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

7. Related Party Transactions

The Company shares various assets with the investment advisor to the clients and the Company pays for those expenses.

In accordance with a former revenue sharing agreement, Legg Mason was entitled to an annual distribution, payable quarterly, equal to a percentage of the combined revenues of the Company and an affiliate, as defined. The precise percentage used to determine the amount of this distribution varied based on the total combined revenues received by the Company and the affiliate. Revenue not distributed to Legg Mason was used to pay the operating expenses of the Company and its affiliate. For the year ended March 31, 2014, all quarterly distributions were paid to Legg Mason directly by the affiliate. There were no amounts payable by the Company to Legg Mason for the year ended March 31, 2014 under the terms of the revenue sharing agreement which ended on August 31, 2013.

8. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company maintains all of its cash and cash equivalents in a commercial bank and broker dealer located in Naples, Florida and Brooklyn, New York. Balances on deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC") up to specified limits. Balances in excess of FDIC or SIPC limits are uninsured. Total cash and cash equivalents held by these institutions were $1,652,111 at March 31, 2014. Cash and cash equivalents not subject to FDIC or SIPC limits and uninsured at March 31, 2014 were approximately $1,146,311.

9. Subsequent Events

The Company has evaluated subsequent transactions and events after the balance sheet date through April 28, 2014, the date on which these financial statements were issued, and except as already included in the notes to the financial statements, has determined that no additional items require disclosure.